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EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
		Year Ended December 31,
	Year to Date June 30, 2018
(in thousands)		2017	2016	2015	2014	2013
Pretax income from continuing operations(1)	$56,398	$118,633	$99,221	$135,716	$84,194	$83,439
Fixed charges
Interest expense	1,200	6,987	8,270	7,834	7,480	1,973
Debt issuance cost	190	1,759	1,526	1,564	3,290	319

Total fixed charges(2)	1,390	8,746	9,796	9,398	10,770	2,292
Noncontrolling interest in pretax income(3)	—	—	—	—	—	876
Capitalized interest(4)	148	2,156	2,179	2,875	2,530	1,973
Earnings ((1) + (2) –(3) –(4))	57,640	125,223	106,838	142,239	92,434	82,882
Fixed charges	1,390	8,746	9,796	9,398	10,770	2,292
Ratio of earnings to fixed charges	41.5	14.3	10.9	15.1	8.6	36.2

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  EXHIBIT 12.1